UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number:  001-35505

BROOKFIELD PROPERTY PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in this Form 6-K is incorporated by reference into the registrant’s following registration statements on Form F-3: File No. 333-218503, 333-218504, 333-225158 and 333-225163; and the registrant’s following registration statements on Form S-8: File Nos. 333-196622, 333-203042 and 333-227082.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2019	BROOKFIELD PROPERTY PARTNERS, L.P.
By its general partner, Brookfield Property Partners Limited

	By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

On February 13, 2019, Brookfield Property Finance ULC, a subsidiary of Brookfield Property Partners L.P. (“BPY”), issued CAD$350 million 4.30% Medium Term Notes (unsecured), Series 3, due March 1, 2024 (the “Notes”) to investors in Canada.  The Notes are fully and unconditionally guaranteed by BPY and certain of its subsidiaries.

The following exhibit is hereby filed with the SEC in connection with the issuance of the Notes:

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
99.1

Third Supplemental Indenture, dated as of February 13, 2019, supplementing the Indenture dated as of July 3, 2018, between Brookfield Property Finance ULC, as issuer, and Computershare Trust Company of Canada, as trustee